

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 11, 2009

Mr. John Campana
President
Amber Optoelectronics, Inc.
2283 Argentia Road, Unit 10, Box 8
Mississauga ON L5N 5Z2
Canada

>   **Re: Amber Optoelectronics, Inc.**
>   **Amendments No. 12 and 13 to Form S-1**
>   **Filed February 3, 2009**
>   **File No. 333-147225**

Dear Mr. Campana:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide as an exhibit to your Form S-1, a signed and currently dated consent from your independent registered public accounting firm.

2. We note your response to comment one from our letter dated January 12, 2009; however there is no Exhibit 5.2 to either of the amendments filed on February 3, 2009. Insofar as the shares you are registering represent roughly 58% of your common stock outstanding, please provide us with a legal analysis as to why the 14,278,850 shares of common stock you are registering for resale should be

regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. Please note that this analysis should be provided in a written response submitted as "correspondence" when you respond to our other comments on your registration statement under cover of this comment letter, and not as an exhibit to your filing.

3. We note your response to comment two from our letter dated January 12, 2009. Your current disclosure on the prospectus cover page suggests that selling shareholders will not be selling their shares at a specific fixed price until a market develops. Please revise your prospectus cover page to include the fixed price at which selling shareholders will sell their shares until your shares are quoted on the OTC Bulletin Board. If you choose to provide only a price range prior to effectiveness of the registration statement, as your disclosure on page 7 indicates, the selling shareholders may not choose any price within the range, but must sell at the actual fixed price you disclose in a prospectus supplement filed under Rule 424(b)(1) after effectiveness. Please confirm your understanding of the requirement that you disclose the actual fixed price that selling shareholders will sell their shares until a market develops either in a pre-effective amendment or, if relying on Rule 430A, in a prospectus supplement filed under Rule 424(b)(1) after effectiveness. Please refer to comment two from our letter dated January 12, 2009.

Management Discussion and Analysis

Results of Operations, page 18

4. In regards to the gain on settlement of debt, please provide us and disclose in your management's discussion and analysis for all periods presented the facts and circumstances of how the insolvency of Yixiang led to settlement of debt and the resulting gain.

5. Refer to your discussion of your results of operations for the nine months ended September 30, 2008 on page 19. We do not understand your statement that "the Company has generated a net income of $145,923 during the current fiscal year due to inventories and asset disposal." The amounts included in your discussion of your results of operations should be in agreement with what is reported in your income statements. Please revise your management's discussion and analysis accordingly.

Recent Sales of Unregistered Securities, page 24

6. We note your response to comment two from our letter dated January 12, 2009. Please revise in each case to state the exemption(s) from registration relied upon. Please refer to Item 701 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 26

7. Your auditor should revise their report to reference the restatement disclosure in footnote 5(l).

Financial Statements for the year ending December 31, 2007

Condensed Consolidated Statements of Operations, page 29

8. Please correct the header for the period ending December 31, 2007 to indicate that it has been restated.

9. Revise the line item description on the face of your statement of operations to indicate that you have had a loss from operations, not income.

Condensed Consolidated Statements of Cash Flows, page 30

10. Please correct the header for the period ending December 31, 2007 to indicate that it has been restated.

Note 5(k) Transactions with Related Parties, page 36

11. We note in the letter of certification from Choanding Attorneys at Law, filed as Exhibit 99 to your Form S-1, that the Taiwan Cooperative Bank and The Land Bank of Taiwan have seized the property of Mr. Jia Juin Chen for payment of the loans to Yi-Hsiang Optoelectronics. Please fully disclose the facts and circumstances of this apparent related party transaction pursuant to paragraph 2 of SFAS No. 57, and advise us in detail in your response letter. In addition, please explain to us your consideration of the guidance in SAB Topic 5:T, which specifies that when a liability is paid by a principle shareholder on behalf of a company it should be recorded as a capital contribution, not a gain.

Note 5(l) Restated Financials, page 36

12. Please correct the footnote relating the statement of operations so that it reconciles with the restated statements of operations. Also, in regards to your disclosure for the restated statements of cash flows, provide the required disclosures showing the effect of the correction on each financial statement line item. See SFAS 154 paragraph 26.

Financial Statements for the period ending September 30, 2008

Condensed Consolidated Statements of Cash Flows, page 40

13. Please correct the statements for the period ending September 30, 2007 and show the non-cash adjustment for the gain of the settlement of debt in the net cash flows from operating activities. Furthermore, in the cash flows used in financing activities, show only cash payments in the repayments of bank indebtedness and to shareholders.

Note 12 Restated Financials, page 44

14. Please correct the footnote relating the statements of operations so that it reconciles with the restated statement of operations. Also, in regards to your disclosure for the restated statements of cash flows, provide the required disclosures showing the effect of the correction on each financial statement line item. See SFAS 154 paragraph 26.

Part II—Undertakings

15. We note your response to comment five from our letter dated January 12, 2009, and reissue the comment. Please revise. If you believe that it is not necessary to include the undertakings set forth in Regulation S-K Items 512(a)(1)(iii), 512(a)(3) and 512(a)(5), please explain the basis for your omission.

    As appropriate, please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Accountant, at (202) 551-3461 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile: (212) 737-3259
         Richard S. Lane, Esq.